FILER:
COMPANY DATA:
COMPANY CONFORMED NAME: SODEXHO ALLIANCE SA
CENTRAL INDEX KEY: 0001169715
STANDARD INDUSTRIAL CLASSIFICATION: SERVICES-MANAGEMENT SERVICES [8741] IRS NUMBER: 000000000
FISCAL YEAR END: 0831
FILING VALUES:
FORM TYPE: 6-K
SEC ACT: 1934 Act SEC
FILE NUMBER:
FILM NUMBER:
BUSINESS ADDRESS:
STREET 1: 3 AVENUE NEWTON
STREET 2: 78180 MONTIGNY-LE-BRETONNEUX
CITY: FRANCE
STATE:
ZIP: 00000
BUSINESS PHONE: 0113313085
6-K
FORM 6-K
                              SECURITIES AND EXCHANGE COMMISSION
                                      Washington D.C. 20549

                                             FORM 6-K

                                 REPORT OF FOREIGN PRIVATE ISSUER
                             PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                                  SECURITIES EXCHANGE ACT OF 1934

                                         January 8, 2004

                                        SODEXHO ALLIANCE SA
                                         3, avenue Newton
                                   78180 Montigny-le-Bretonneux
                                              France
                             (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F         X                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                                 No       X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents: Fiscal 2002-2003 Nine Month Revenues

                               EXHIBIT LIST

Exhibit           Description

99.1     Fiscal 2003-2004 Nine Month Revenues

                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE SA
By: /s/ Sian Herbert-Jones
-------------------------------
Name:    Sian Herbert-Jones
Title:   Chief Financial Officer

Date: January 8, 2004

EX-99.1
Fiscal 2003-2004 First Quarter Revenues

Code EURONEXT : EXHO.PA / Code NYSE : SDX

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated" , "project " , "plan" "pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission (SEC), the competitive environment in which we operate, changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management 's views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.

Paris, January 7, 2004 - Revenues for the First Quarter of Fiscal 2003-2004

Sodexho Alliance's consolidated revenues for the first quarter of fiscal 2003-2004, which ended November 30, 2003, totaled 3.1 billion euros.

For the first quarter of 2003-2004:

-    Organic growth was 4.9%.

- The euro's sharp appreciation against other currencies, in particular the U.S. dollar, led to a negative currency effect of 9 %. As a result, revenues declined by 4.1% as compared to the same period in the prior year. It should be noted that, unlike exporting businesses, our subsidiaries' operating revenues and expenses are denominated in the same currency; as a result, exchange rate variations do not result in operating risk.


                         Revenues by business and region



Business                              Revenues                 Organic growth
                                 (in euro millions)

Food and Management Services:            3,075                        5.0%

    o  North America                     1,466                        5.0%
    o  Continental Europe                  975                        3.7%
    o  United Kingdom and Ireland          330                      - 7.2%
    o  Rest   of  the   World
       (including Remote Sites)            304                       28.2%


Service Vouchers and Cards                  60                        1.9%
                                        -------
TOTAL                                    3,135                        4.9%
                                        =======



         Food and Management Services

         In Food and Management Services, organic growth in revenues by segment amounted to 5.8% in Business and Industry, 2.9% in Healthcare and 5.2% in Education.

         In Business and Industry, this first quarter performance includes three months of activity with the US Marine Corps compared with two months in the prior period, and, in connection with the Rugby World Cup in Australia, a "hospitality package" contract for 45 million euros as well as 6 million euros for the related food services provided at the Telstra Stadium in Sydney.


                  North America

         Business and Industry revenues (excluding the Defense segment) declined by 0.1%. The gradual opening of contracts signed in the prior year and the good commercial development evidenced by the signature of contracts such as the University of Washington's conference center, Honda and Agere Systems, offset the negative effects of the continued delocalisations and reductions in staff in industry. Among recent successes is a global master service agreement with ConocoPhillips for revenues of USD 250 million over 6 years.

         Organic growth in Healthcare and Seniors revenues was 4.5%. This progression reflects good performance on existing sites as well as the opening of new hospitality contracts at the end of the prior year. Other recent commercial successes such as, for example, the University of Virginia Medical Center and Dekalb Regional Healthcare System will begin to have a favorable impact during the year.

         The Education segment's revenues increased by 6.4% due to increases in revenues on existing sites as well as strong new sales in the public school sector, notably in Atlanta and St. Louis.


                  Continental Europe

         Organic revenue growth was 3.2% in Business and Industry, 4.5% in Healthcare and 4.4% in Education.

         The economic environment in the Business segment remains difficult, notably in France and in Northern Europe. However, the organic growth in revenues for the quarter remains steady as a result of the opening of contracts signed at the end of last year such as Wal-Mart in Germany, Nokia in Finland and Endesa in Spain.

         In Healthcare, our hospitality offering has allowed us to pursue the development of revenues in existing sites and to achieve new sales such as the Blois Polyclinique in France and the Medical School of the city of Gdansk in Poland.

         In the Education segment, we had good commercial success, for example, food service contract awards for the schools of the city of Budapest, a school district in Stockholm and the Frankfurt public children's schools, the first contract awarded in the former West Germany to a food service company.


                  United Kingdom and Ireland

         On a constant exchange rate basis, revenues declined by 7.2%, since in order to improve the profitability of the subsidiary, non-profitable contracts were terminated during the prior year in Business and Industry and in Healthcare.


                  Rest of the World

         Across this zone, organic growth was 28.2% due to strong sales dynamics in China and Brazil, the Rugby World Cup, and in the Remote Sites activity.


         Service Vouchers and Cards

         The Service Vouchers and Cards business reported weak organic growth of 1.9% for the quarter. Revenues include commissions from clients and affiliates and income from investment of operating cash flow.

         New contracts were won such as Dacia-Renault-Nissan in Romania, and European retailer Aldi in Belgium, and the culture voucher was extended in France.

         The general decrease in interest rates, notably in Latin America and staff reductions in our clients' businesses principally in Germany have weighed on this growth. In addition, during the first quarter of the prior year, we billed the Home Office in Great Britain additional charges in connection with the change from paper vouchers to magnetic cards. This new system increases the reliability and security of the service while at the same time reducing the client's distribution costs.







    About Sodexho Alliance

    Founded in Marseille in 1966 by Chairman and Chief Executive Officer Pierre Bellon, Sodexho Alliance is the world's leading provider of food and management services. With more than 308,000 employees on 23,900 sites in 76 countries, Sodexho Alliance reported consolidated sales of 11.7 billion euros for the fiscal year that ended on August 31, 2003. The Sodexho Alliance share has been listed since 1983 on the Euronext Paris Bourse, where its market value totals 3.9 billion euros. The Sodexho Alliance share has been listed since April 3, 2002, on the New York Stock Exchange.